SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON MAY 21, 2012

1.  Date, Time and Place: On May 21, 2012, at 2:30 p.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor.

2.  Call Notice: The first call notice was published in the “Diário Oficial do Estado de São Paulo”, on April 11, 12 and 13, 2012, pages 85, 56 and 46, respectively, and in the “O Estado de São Paulo” newspaper, on April 11, 12 and 13, 2012, pages B5, B20 and B7, respectively. The second call notice was published in the “Diário Oficial do Estado de São Paulo”, on May 12, 15 and 16, 2012, pages 30, 21 and 32, respectively, and in the “O Estado de São Paulo” newspaper, on May 12, 15 and 16, 2012, pages B11, B7 and B10, respectively.

3.  Attendance: Shareholders representing more than 50.44% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Mr. Alceu Duilio Calciolari, Chief Executive Officer, Mr. Odair Garcia Senra, Institutional Relations Officer and Mr. Olavo Fortes Campos Rodrigues Junior, member of Company’s Fiscal Council.

4.  Presiding Board: Alceu Duilio Calciolari, President; and Renata de Carvalho Fidale, Secretary.

5.  Agenda: (i) to amend Article 5 of the Company’s Bylaws in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting; (ii) to amend the §1st of Article 19 of the Company’s Bylaws in order to include the possibility of leaving vacant the seat of the Board of Directors in case of vacancy of the member; (iii) to amend Articles 27, 30, 31, 32 and renumbering of the subsequent, in order to adapt the description of duties and powers of Officers into a new organizational structure of the Company, as suggested by the Board of Directors; (iv) to reform the Company’s Bylaws in order to adapt it to the minimum clauses disclosed by the Brazilian Stock Exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros),  under the terms of the new Regulation of Listing of the New Market (Regulamento de Listagem do Novo Mercado); and (v) to restate the Company’s Bylaws.

6.  Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded and with abstention and divergent votes casted in each case and received by the presiding board, the following resolutions have been taken:

6.1.  To record that the Minutes related to these Meetings will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

6.2.  To approve, by majority vote and with no restrictions, the amendment of Article 5 of the Company’s Bylaws, in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting, which shall have the following wording, without any alteration to its paragraphs:

“Article 5. The capital of the Company is R$2,734,156,672.12, which is fully subscribed and paid-in, divided into 432,699,559 common shares, all registered, book-entry and without par value.”

6.3.  To approve, by majority vote and with no restrictions, the amendment of §1st of Article 19 of the Company’s Bylaws, in order to include the possibility of leaving vacant the seat of the Board of Directors in case of vacancy of the member, which shall have the following wording, without any alteration to caput  and other paragraphs:

“Article 19. (…)

§1. As set forth in Article 150 of Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Nominating and Corporate Governance Committee, shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput of this Article is complied with. An Independent Member, shall only be substituted by another Independent Member.”

6.4.  To approve, by majority vote and with no restrictions, the amendment of Articles 27, 30, 31, 32 and renumbering of the subsequent, in order to adapt the description of duties and powers of Officers into a new organizational structure of the Company, as suggested by the Board of Directors, which shall have the following wording:

“Article 27. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief executive financial officer (diretor executivo financeiro), chief executive of Gafisa (director executive de Gafisa) and the remaining chief executive operational officers (diretores executivos operacionais). Accumulation of functions is allowed.

Article 30. The duties of the chief executive financial officer are:

(a)                 to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)                 to submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)                 to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)                 to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;

(e)                 to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;

(f)                   to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(g)                 to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(h)                 to define strategies and guidelines for the Company, through annual planning of actions and and elaboration of budget, together with other officers, aiming the goals established by the Company;

(i)                   to participate in the executive board meetings (Article 24), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(j)                   to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image.

Article 31. The duties of chief executive of Gafisa are:

(a)                 to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(b)                 to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;

(c)                 ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of ventures;

(d)                 to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;

(e)                 to ensure the proper delivery of ventures to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;

(f)                   to define, to areas of the Company responsible for ventures incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;

(g)                 to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;

(h)                 to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;

(i)                   set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented;

(j)                   to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, in order to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;

(k)                 to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

(l)                   to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

(m)               to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;

(n)                 monitor the actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;

(o)                 to define pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit;

(p)                 to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;

(q)                 to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and obtaining all documentation required for the bank transfer; and

(r)                  to represent the Company towards shareholders,  investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting  the  interests  of the organization as well as its image.

Article 32. The duties of chief executive operational officers are, in addition to such other functions as may be assigned by the board of directors:

(a)                 to promote the development of Company’s activities, pursuant to its corporate purpose;

(b)                 to coordinate the Company’s and its subsidiaries’ activities;

(c)                 to promote the budget management of areas of the Company under its supervision, including the management and cost control;

(d)                 to coordinate the performance of its area and specific liabilities with those of the other officers; and

(e)                 to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.”

6.5.  To approve, by majority vote and with no restrictions, the reform of the Company’s Bylaws in order to adapt it to the minimum clauses disclosed by the Brazilian Stock Exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros),  under the terms of the new Regulation of Listing of the New Market (Regulamento de Listagem do Novo Mercado), in force since May 10, 2011, so that the Bylaws will remain in force, after all amendments approved in the present Shareholders’ Meeting, in accordance with the restated version in Exhibit I to these minutes.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: Chairman: Alceu Duilio Calciolari; Secretary: Renata de Carvalho Fidale; Officers of the Company: Alceu Duilio Calciolari and Odair Garcia Senra; Member of Fiscal Council: Olavo Fortes Campos Rodrigues Junior; Shareholders: CITIBANK N A ADR DEPARTMENT, RIO BRAVO FUNDAMENTAL BRAZIL EQUITIES I LLC, RIO BRAVO FUNDAMENTAL BRAZIL EQUITIES II LLC, RIO BRAVO FUNDAMENTAL MIG - FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL 06 FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL INSTITUCIONAL FUNDO DE INV EM AÇÕES, RIO VALOR FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL SIENA FUNDO DE INVESTIMENTO EM AÇÕES, POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, POLO FUNDO DE INVESTIMENTO EM AÇÕES, VINSON FUND LLC, BLACKWELL PARTNERS, LLC, LAZARD GLOBAL HEXAGON MASTER F LP, FRANKLIN TEMPLETON CORPORATE CLASS LTD, FRANKLIN TEMPLETON INVESTMENT FUNDS, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, VANGUARD TOTAL INTERNAT STOCK INDEX FUND, A SERIES OF V S F, WASHINGTON STATE INVESTMENT BOARD, ALPINE CYCLICAL ADVANTAGE PROPERTY FUND, ALPINE GLOBAL PREMIER PROPERTIES FUND, ALPINE INTERNATIONAL REAL ESTATE EQUITY FUND, BELL ATLANTIC MASTER TRUST, CHANG HWA COMMRCL BK, LTD., IN ITS CPCT AS MSTR CSTDN O I BR F, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE COLLECTIVE INV TRUST FOR EMPL BEN PL-EMEMKTS E F, EATON VANCE INT (IR) FDS PLC ON BHLF OF EATON VC INT (IR) PP EMEF, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS PLUS SERIES OF BLCKRCK QUANT PARTNERS, LP, EMERGING MARKETS SMALL CAPITALIZATION EQ IN NON-LENDABLE FD, EMERGING MARKETS SMALL CAPITALIZATION EQ IN NON-LENDABLE F B, ENHANCED EMERGING MARKETS SERIES OF BLACKROCK Q P, LP, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, IBM 401(K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL CAP INDEX FUND, ISHARES MSCI EMERGING MARKETS SMALL CAP INDEX FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BR EQACT M FD, LAZARD INTERNATIONAL REALTY EQUITY PORTFOLIO, MACKENZIE UNIVERSAL WORLD REAL ESTATE CLASS, MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN, NUVEEN GLOBL INVESTORS FD PLC - NUVEEN TRADEWINDS EM MKT FD, NUVEEN TRADEWINDS EMERGING MARKETS FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, RBS PENSION TRUSTEE LIMITED, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, SPDR S&P EMERGING LATIN AMERICA ETF, SPDR S&P EMERGING MARKETS ETF, SPDR S&P EMERGING MARKETS SMALL CAP ETF, SSGA ACTIVE EMERGING MRKTS SMLL CP SCRTS LENDING QIB C T FD, SSGA MSCI EMERGING MKTS SMLL CP INDEX NON-LENDING CMMN T FD, STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, STATE STREET BANK AND TRUST COMPANY INV FDS FOR TAX EX RET PL, STATE STREET EMERGING MARKETS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT

SYSTEM OF THE STATE OF ILLINOIS, THE MASTER TRUST BANK OF JAPAN, LTD. AS TFNT ALL CWEIF (TEQIIO), THE MONETARY AUTHORITY OF SINGAPORE, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, VANGUARD FTSE ALL-WD EX-US SMALL-CP IDX FD, A SR OF VG INT EQ I, VANGUARD TOTAL WORLD STOCK INDEX FD, A SRS OF VG INT EQ IDX FD, WHEELS COMMON INVESTMENT FUND, ALCEU DUILIO CALCIOLARI, ODAIR GARCIA SENRA, TEOREMA FUNDO DE INVESTIMENTO DE AÇÕES and FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 21, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer